April 16, 2009

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	MDRNA, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 0-13789

Dear Mr. Riedler:

MDRNA, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 16, 2009 (the “Letter”) to Bruce R. York, the Secretary and Chief Financial Officer of the Company, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 8, 2009 (the “Proxy Statement”). We hereby furnish our response to the Letter, which sets forth the two issues that the Staff identified in the Letter, and our proposed response to each such issue.

Proposal No. 3, page 14

Issue 1:

Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissed shares that would be available as a result of the approval of the amendment to your Amended and Restated Certificate of Incorporation to affect a reverse stock split of your outstanding shares of common stock.

Response:

As we state in the final sentence of the second full paragraph on page 15 of the Proxy Statement, we do not currently have any plans to issue any of the authorized but unissued shares of the common stock of the Company (the “Common Stock”) that would become available as a result of the approval of the amendment to our Amended and Restated Certificate of Incorporation to affect a reverse split of our outstanding shares of Common Stock. In the Definitive Proxy Statement that we file with the Commission, we will add a sentence at the end of the first paragraph of Proposal No. 3 on page 14 of the Proxy Statement stating that, “As of the date hereof, we do not have any plan, commitment, arrangement, understanding or agreement to issue any of the additional shares of Common Stock that would become available as a result of the reverse split.”

Issue 2:

Please disclose the number of shares that will be outstanding and authorized following the reverse split assuming a 1:2 reverse split and a 1:10 reverse split.

Response:

The reverse split will not have any effect on the number of authorized shares of Common Stock. Thus, the Company will have 90 million shares of Common Stock authorized both before and after any reverse split. However, the reverse split will proportionately reduce the number of shares of Common Stock that are issued and outstanding. Specifically, assuming the effective date of the reverse split was April 8, 2009, the record date for the 2009 Annual Meeting, there would be approximately 17,417,080 shares of Common Stock issued and outstanding following a one-for-two reverse split, and approximately 3,484,416 shares of Common Stock issued and outstanding following a one-for-ten reverse split. We will address this comment in the Definitive Proxy Statement that we file with the SEC by revising the second full paragraph on Page 15 to read as follows:

“If the reverse stock split is effected by the Board of Directors, the number of shares of Common Stock owned by each shareholder will be reduced by the same proportion as the reduction in the total number of shares of Common Stock outstanding, so that the percentage of the outstanding Common Stock owned by each shareholder after the reverse stock split will remain approximately the same as the percentage owned before the reverse stock split. The proportions may not be exactly the same due to the treatment of fractional shares that may result from the reverse stock split. The proposed reverse stock split will reduce the number of shares of outstanding Common Stock; however, it will not have the effect of reducing the number of shares of authorized Common Stock. Therefore, (i) assuming we effected a one-for-two reverse stock split on the Record Date for this Annual Meeting, following such reverse split we would continue to have 90 million shares of authorized Common Stock but there would only be approximately 17,417,080 shares of Common Stock issued and outstanding, and (ii) assuming we effected a one-for-ten reverse stock split on the Record Date for this Annual Meeting, following such reverse split we would continue to have 90 million shares of authorized Common Stock but there would only be approximately 3,484,416 shares of Common Stock issued and outstanding. As a result of these factors, the reverse stock split would in effect create “headroom” in the form of more available authorized but unissued shares of Common Stock. Assuming passage of the reverse stock split, we do not have any plan, commitment, arrangement, understanding or agreement, written or oral, to utilize such additional “headroom” to issue Common Stock.”

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the Commission from taking any action with respect to the Proxy Statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (425) 908-3698.

Sincerely,

/s/ Bruce R. York
Bruce R. York

cc:	J. Michael French
Lawrence Remmel